        Exhibit 4.1
DESCRIPTION OF WARNER BROS. DISCOVERY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of the end of the period covered by this report, the securities of Warner Bros. Discovery, Inc. (“WBD” or the “Parent Guarantor”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are (i) Series A common stock, par value $0.01 per share, of WBD (“WBD common stock”), and (ii) the 4.302% Senior Notes due 2030 and 4.693% Senior Notes due 2033 issued by Discovery Global Holdings, Inc. (formerly known as WarnerMedia Holdings, Inc.), a wholly owned subsidiary of WBD (“DGH”), and guaranteed by WBD, Discovery Communications, LLC, a wholly owned subsidiary of WBD (“DCL”), and Scripps Networks Interactive, Inc., a wholly owned subsidiary of WBD (“Scripps” and together with WBD and DCL, the “Guarantors”).
(i)Description of WBD common stock
The following description of the material terms of WBD common stock is a summary, does not purport to be complete and is qualified in its entirety by reference to WBD’s third restated certificate of incorporation (the “WBD charter”) and WBD’s second amended and restated bylaws (the “WBD bylaws”) (which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part), and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).
General
WBD’s authorized capital stock consists of 10,800,000,000 shares of a single class of WBD common stock and 1,200,000,000 shares of blank check preferred stock (“WBD preferred stock”). All issued and outstanding shares of WBD common stock are duly authorized, validly issued, fully paid and nonassessable. WBD currently has no issued and outstanding shares of preferred stock.
Voting Rights
The holders of WBD common stock are entitled to one vote for each share held on all matters voted on by stockholders, including elections of directors. Generally, subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, the WBD charter or the WBD bylaws, and except for the election of directors, all matters to be voted on by the stockholders of WBD must be approved by a majority of the combined voting power of the outstanding shares present in person or represented by proxy and entitled to vote on such matters.
Subject to the rights of the holders of any series of WBD preferred stock to elect a specified number of directors in certain circumstances, directors are elected by a plurality of the combined voting power of the outstanding shares of WBD common stock present in person or represented by proxy and entitled to vote on the election of directors as provided in the WBD charter. Additionally, subject to the rights of the holders of any series of preferred stock, the WBD bylaws may be adopted, amended or repealed by the affirmative vote of not less than two-thirds (66 2/3%) of the total voting power of the then outstanding shares of capital stock of WBD entitled to vote on such matters; provided, however, this voting requirement does not apply to the adoption, amendment or repeal of any provision of the WBD bylaws if a majority of the members of WBD’s board of directors (the “WBD Board”) then in office have approved such action.
WBD Board
Directors hold one-year terms. At each annual meeting of stockholders, the directors will be elected for terms expiring at the next annual meeting of stockholders. Each director will hold office for the term for which he or she is elected or appointed and until his or her successor is elected and qualified or until his or her earlier resignation, removal from office or death.
Neither the WBD charter nor the WBD bylaws provides for cumulative voting rights in the election of directors. Any director may be removed, with or without cause, by the holders of a majority of the shares of WBD common stock then entitled to vote at an election of directors.
Dividends
Subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive such dividends as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such dividends.
Distributions
Subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive such distributions in cash, property, stock or otherwise as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such distributions.
Conversion
The WBD common stock is not convertible.
Liquidation and Dissolution
In the event of WBD’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of WBD’s debts and other liabilities, and subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive all of the remaining assets of WBD available for distribution to WBD stockholders, ratably in proportion to the number of shares of WBD common stock held by them.
Other Rights

Shares of WBD common stock do not have any redemption provisions, preemption rights, liability for further calls or assessment by WBD, sinking fund provisions, restrictions on alienability or any provision discriminating against any existing or prospective holder of WBD common stock as a result of such holder owning a substantial amount of such stock.
Certain Anti-Takeover Effects of the WBD Charter, the WBD Bylaws and Delaware Law
Certain provisions of the WBD charter and the WBD bylaws, in addition to those relating to the voting rights of WBD common stock, may discourage, delay or prevent a change in control of WBD, including:
•authorizing the issuance of “blank check” preferred stock without stockholder approval, which could be issued by the WBD Board to increase the number of outstanding shares and thwart a takeover attempt;
•limiting who may call special meetings of stockholders, including by imposing a 20% voting power ownership threshold and certain procedural requirements and limitations on the ability of stockholders to call a special meeting;
•prohibiting stockholder action by written consent, thereby requiring stockholder action to be taken at a meeting of stockholders;
•establishing advance notice requirements for nominations of candidates for election to the WBD Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•the existence of authorized and unissued stock which would allow the WBD Board to issue shares to persons friendly to current management, thereby protecting the continuity of WBD’s management, or which could be used to dilute the stock ownership of persons seeking to obtain control of WBD.
In addition, under the WBD charter, WBD has not opted out of the protections of Section 203 of the DGCL, and is therefore governed by Section 203. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in business combinations, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder, including a person or group who beneficially owns 15% or more of the corporation’s voting stock for three years following the date that a person becomes an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, Section 203 may have an anti-takeover effect with respect to transactions that the WBD Board does not approve in advance and may discourage takeover attempts that might result in a premium over the market price of WBD common stock.
(ii)Description of the 4.302% Senior Notes due 2030 and the 4.693% Senior Notes due 2033

The following description of the material terms of the 4.302% Senior Notes due 2030 (the “2030 Notes”) and 4.693% Senior Notes due 2033 (the “2033 Notes” and together with the 2030 Notes, the “Notes”) does not purport to be complete and is qualified in its entirety by reference to the Indenture, dated as of March 10, 2023 (the “Base Indenture”), among DGH, WBD and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended and supplemented by the Second Supplemental Indenture, dated as of May 17, 2024 (the “Supplemental Indenture”), among DGH, WBD, DCL, Scripps, Elavon Financial Services DAC, UK Branch, as paying agent (the “Paying Agent”), and the Trustee, and the Third Supplemental Indenture, dated as of June 13, 2025, among DGH, WBD, DCL, Scripps and the Trustee (together with the Base Indenture and the Supplemental Indenture, the “Indenture”) (which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part).
General
The specific terms of the Notes of each series are set forth below:
•Title: 4.302% Senior Notes due 2030 and 4.693% Senior Notes due 2033.
•Initial principal amount issued: €650,000,000 in aggregate principal amount of the 2030 Notes and €850,000,000 in aggregate principal amount of the 2033 Notes.
•Stated maturity date: The 2030 Notes will mature on January 17, 2030 and the 2033 Notes will mature on May 17, 2033.
•Paying Agent: The paying agent for the Notes is initially Elavon Financial Services DAC, UK Branch.
•Sinking fund: The Notes are not subject to any sinking fund.
•Registrar and Transfer Agent: The registrar and transfer agent for the Notes are both initially U.S. Bank Trust Company, National Association.
Interest
•Interest rate: The 2030 Notes bear interest at the rate of 4.302% per annum and the 2033 Notes bear interest at the rate of 4.693% per annum.
•Date interest starts accruing: Interest on the Notes began accruing on May 17, 2024.
•Interest payment date: Interest on the 2030 Notes is paid annually on January 17 of each year. Interest on the 2033 Notes is paid annually on May 17 of each year.
•Regular record date for interest: The regular record date for interest on the 2030 Notes and the 2033 Notes is the business day immediately preceding the applicable interest payment date.

•Computation of interest: Interest on the Notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the Notes (or May 17, 2024, if no interest has been paid on the Notes), to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Markets Association.
Payments in euro
All payments of interest and principal, including payments made upon any redemption of the Notes, are payable in euro. If euro is unavailable to DGH due to the imposition of exchange controls or other circumstances beyond DGH’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to DGH or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars at the most recently available market exchange rate for euro. Any payment in respect of the Notes so made in U.S. dollars will not constitute an event of default under the Notes or the Indenture governing the Notes. Neither the Trustee nor the Paying Agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Ranking
The Notes and the guarantees of the Notes are DGH’s and the Guarantors’ senior unsecured obligations and:
•rank senior in right of payment to all of DGH’s and the Guarantors’ future subordinated indebtedness;
•rank equally in right of payment with all of DGH’s and the Guarantors’ existing and future senior indebtedness;
•are effectively subordinated to any of DGH’s and the Guarantors’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and
•are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of WBD’s subsidiaries that do not guarantee the Notes.
Business Day
For purposes of the Notes, “business day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates. If any interest payment date, maturity date or redemption date is not a business day, then the related payment for such interest payment date, maturity date or redemption date shall be paid on the next succeeding business day with the same force and effect as if made on such interest payment date, maturity date or redemption date, as the case may be, and no further interest shall accrue as a result of such delay.
Guarantees
All payments on the Notes, including principal and interest (and premium, if any), are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by the Guarantors.
Further issues
DGH may from time to time, without notice to, or the consent of, the holders of the Notes, create and issue additional Notes of the same series as either series of Notes, ranking equally and ratably with the Notes of such series in all respects, so that such additional Notes will be consolidated and form a single series with the Notes of such series and will have the same terms as to status, redemption or otherwise as the Notes of such series (other than the date of issuance and, under certain circumstances, the first interest payment date and the date from which interest thereon will begin to accrue), provided that if such additional Notes are not fungible with the original Notes of such series for U.S. federal income tax purposes, such additional Notes will have separate ISIN and Common Code numbers.
Optional redemption
Prior to the Par Call Date for a series of Notes, such Notes are redeemable in whole or in part, at the option of DGH at any time and from time to time, at a redemption price to be calculated by DGH and equal to the greater of:
(i)    100% of the principal amount of the series of Notes to be redeemed, and
(ii)    the sum of the present values of the Remaining Scheduled Payments of principal and interest on the series of Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 30 basis points, in the case of the 2030 Notes, and 35 basis points, in the case of the 2033 Notes, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the date of redemption.

“Comparable Government Bond Rate” means the yield to maturity, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), on the third business day prior to the date fixed for redemption, of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by DGH.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by DGH, a German government bond whose maturity is closest to the maturity of the Notes of a series to be redeemed (assuming that the Notes mature on the Par Call Date), or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by DGH, determine to be appropriate for determining the Comparable Government Bond Rate.
“Par Call Date” means December 17, 2029 (one month prior to maturity), with respect to the 2030 Notes, and February 17, 2033 (three months prior to maturity), with respect to the 2033 Notes.
“Remaining Scheduled Payments” means, with respect to the Notes of a series to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon to the applicable Par Call Date that would be due after the related redemption date but for such redemption.
On and after the Par Call Date for a series of Notes, such Notes will be redeemable, in whole or in part, at DGH’s option, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the series of Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the date of redemption.
DGH’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes of the series to be redeemed. Any notice may, at DGH’s discretion, be subject to the satisfaction or waiver of one or more conditions precedent. In that case, such notice shall state the nature of such conditions precedent, and, if applicable, state that the redemption date may be delayed until the conditions are satisfied or that, if the conditions are not satisfied, such redemption may not occur and the notice may be rescinded.

If less than all of the Notes of a series are to be redeemed, the Notes of such series shall be selected by the Trustee or Paying Agent by such method the Trustee deems to be fair and appropriate in accordance with applicable depositary procedures.
Unless DGH defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes of such series or portions thereof called for redemption, subject to the satisfaction or waiver of any conditions precedent specified in the related notice of redemption.
Mandatory redemption; open market purchases
DGH is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.
DGH may acquire Notes, from time to time and at any time, by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.
Payment of additional amounts
DGH will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes such additional amounts as are necessary in order that the net payment by DGH of the principal of and interest on the Notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:
1.to any tax, assessment or other governmental charge that would not have been reported but for the holder (or the beneficial owner for whose benefit such holder holds such Note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:
2.a.     being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;
b.    having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

c.    being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States income tax purposes or a corporation that has accumulated earnings to avoid United States federal income tax;
d.    being or having been a “10-percent shareholder” of WBD as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) or any successor provision; or
e.    being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;
3.to any holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;
4.
5.to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;
6.
7.to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;
8.
9.to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
10.
11.to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;
12.
13.to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;
14.
15.to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;
16.
17.to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
18.
19.to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being a bank (i) purchasing the Notes in the ordinary course of its lending business or (ii) that is neither (A) buying the Notes for investment purposes only nor (B) buying the Notes for resale to a third-party that either is not a bank or holding the Notes for investment purposes only;
20.
21.to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Internal Revenue Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Internal Revenue Code; or
22.
23.in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9), (10) and (11).
The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this heading “—Payment of additional amounts,” DGH will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading “—Payment of additional amounts” and under the heading “—Redemption for tax reasons,” the term “United States” means the United States of America, the states of the United States, and the District of Columbia, and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust, if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.
Redemption for tax reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of the Supplemental Indenture, DGH becomes or, based upon a written opinion of independent counsel selected by DGH, there is a substantial probability that DGH will become, obligated to pay additional amounts as described herein under the heading “—Payment of additional amounts” with respect to the Notes of a series, then DGH may at any time at its option redeem, in whole, but not in part, the Notes of such series on not less than 10 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest on the Notes of such series to, but not including, the date fixed for redemption.
Certain covenants
The Indenture does not contain any provisions that limit the ability of the Parent Guarantor and its subsidiaries to incur indebtedness or that afford holders of Notes protection in the event of a sudden and significant decline in the credit quality of the Parent Guarantor or DGH or a takeover, recapitalization or highly leveraged or similar transaction involving the Parent Guarantor or DGH. In addition, the Parent Guarantor is not restricted under the terms of the Indenture governing the Notes from incurring secured indebtedness or entering into sale and leaseback transactions.
Events of default
Any one of the following is an “Event of Default” with respect to each series of Notes:
(a)if DGH defaults in the payment of interest, and such default continues for 30 days;
(b)if DGH defaults in the payment of the principal or any premium when due by declaration, when called for redemption or otherwise;
(c)if certain events of bankruptcy or insolvency occur with respect to DGH or any Guarantor (the “bankruptcy or insolvency provision”); and
(d)a guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or the applicable guarantee.
If an Event of Default (other than the bankruptcy or insolvency provision) with respect to a series of Notes occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of all of the outstanding Notes of such series may declare the principal of all the Notes of such series to be due and payable. When such declaration is made, such principal will be immediately due and payable. The holders of a majority in principal amount of the Notes of such series may rescind such declaration or acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived (other than nonpayment of principal or interest that has become due solely as a result of acceleration). If a bankruptcy or insolvency event occurs, the principal of and accrued and unpaid interest on the Notes of such series will immediately become due and payable without any declaration or other act on the part of the Trustee or the holders of the Notes of such series.
Holders of the Notes of a series may not enforce the Indenture or the Notes of such series, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes of such series. Subject to certain limitations, the holders of more than 50% in aggregate principal amount of the outstanding Notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power of the Trustee.
Each holder has agreed in the Indenture that no one or more holders of Notes of a series shall have any right in any manner whatever by virtue or by availing of any provision of the Indenture to affect, disturb or prejudice the rights of any other holder of Notes of such series, or to obtain or seek to obtain priority over or preference to any other holder or to enforce any right under the Indenture, except in the manner provided above and for the equal, ratable and common benefit of all holders of Notes of such series.
The Trustee may withhold from holders notice of any continuing default (except a default in the payment of principal or interest) if it determines that withholding notice is in their interests.
Modification and waiver
DGH and the Trustee may amend or supplement the Indenture or the Notes without the consent of any holder:
•to convey, transfer, assign, mortgage or pledge any assets as security for the Notes;
•to evidence the succession of another corporation to DGH, and the assumption by such successor corporation of DGH’s covenants, agreements and obligations under the Indenture;
•to cure any ambiguity, omission, mistake, defect or inconsistency in the Indenture or in any supplemental indenture or to conform the Indenture or the Notes to the description of Notes of such series set forth in the prospectus or prospectus supplement applicable to the Notes;

•to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee, or to make such changes as shall be necessary to provide for or facilitate the administration of the trusts in the Indenture by more than one trustee;
•to provide for or add guarantors with respect to the Notes of either series;
•to establish the form or forms or terms of the Notes as permitted by the Indenture;
•to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms, purposes of issue, authentication and delivery of either series of Notes;
•to add to DGH’s covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default;
•to make any change to Notes of either series so long as no Notes of such series are outstanding; or
•to make any change that does not adversely affect the rights of any holder in any material respect.
Other amendments and modifications of the Indenture or the Notes may be made, and DGH’s compliance with any provision of the Indenture with respect to either series of Notes may be waived, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes of all series affected by the amendment or modification (voting as one class); provided, however, that each affected holder must consent to any modification, amendment or waiver that:
•extends the final maturity of any Notes of such series;
•reduces the principal amount of, or premium, if any, on any Notes of such series;
•reduces the rate or extends the time of payment of interest on any Notes of such series;
•reduces the amount payable upon the redemption of any Notes of such series;
•changes the currency of payment of principal of, or premium, if any, or interest on, any Notes of such series;
•reduces the principal amount of original issue discount securities payable upon acceleration of maturity or the amount provable in bankruptcy;

•changes or impairs the right of holders to receive payment or to institute suit for the enforcement of any payment or conversion of any Notes of such series on or after the due date therefor;
•reduces the above-stated percentage of outstanding Notes of such series the consent of whose holders is necessary to modify or amend or to waive certain provisions of or defaults under the Indenture;
•waives a default in the payment of principal of or interest on the Notes;
•modifies any of the provisions of this paragraph, except to increase any required percentage or to provide that certain other provisions cannot be modified or waived without the consent of the holder of each Note of such series affected by the modification;
•reduces the amount of Notes whose holders must consent to a supplemental indenture; or
•makes any change to a guarantee in a manner materially adverse to the holders of such series affected by the change.
It shall not be necessary for the holders to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if the holders’ consent approves the substance thereof. After an amendment, supplement or waiver under this section of the Indenture becomes effective, the Trustee must give to the holders affected thereby certain notice briefly describing the amendment, supplement or waiver. Any failure by the Trustee to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.
Discharge, defeasance and covenant defeasance
The Indenture provides that DGH may be discharged from its obligations in respect of the Notes of a series that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms to become due and payable within one year (or are to be called for redemption within one year), when DGH has irrevocably deposited with the Trustee, in trust, (i) sufficient funds to pay the principal of and interest to stated maturity (or redemption) on, the Notes of such series or (ii) such amount of direct obligations of, or obligations guaranteed by, the government which issued the currency in which the Notes of such series are denominated (“Governmental Obligations”) as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment, be sufficient to pay when due the principal of and interest to stated maturity (or redemption) on, the Notes of such series.
The Indenture also provides that DGH (a) may be discharged from its obligations in respect of the Notes of a series at any time (“legal defeasance”), or (b) may cease to comply with certain restrictive covenants (“covenant defeasance”) when DGH has irrevocably deposited with the Trustee, in trust, (i) sufficient funds to pay the principal of and interest to stated maturity (or redemption) on, the Notes of such series or (ii) such amount of Governmental Obligations as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment, be sufficient to pay when due the principal of and interest to stated maturity (or redemption) on, the Notes of such series. Such legal defeasance and covenant defeasance are conditioned upon, among other things, DGH’s delivery of an opinion of counsel that the holders of the Notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no legal defeasance or covenant defeasance, as the case may be, had occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.
    The Trustee
DGH may have normal banking relationships with the Trustee in the ordinary course of business.